Exhibit 99.1

May 6, 2014

INVESTOR

NEWS

Fresenius Medical Care reports

first quarter 2014 results and confirms

guidance for full year 2014

•                  First quarter performance in line with full year guidance

•                  North America influenced by sequestration and rebasing impact

•                  International influenced by currency and delayed product sales

•                  On track to achieve full year guidance

•                  Accelerated medical and quality initiatives

First quarter 2014 key figures:

Net revenue	$3,564 million	+3%
Operating income (EBIT)	$445 million	-10%
Net income[1]	$205 million	-9%
Basic earnings per ordinary share	$0.68	-7%

1attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

“We can look back on a first quarter that was in line with our guidance for the full year,” said Rice Powell, chief executive officer of Fresenius Medical Care. “Based on our quarterly results, and on the continuous efforts we are making to increase profitability, we are able to confirm our full-year guidance. Moreover, by capitalizing on market opportunities in our core dialysis business and expanding in business areas like care coordination for dialysis, Fresenius Medical Care is well placed to meet the company’s ambitious long-term targets.”

First quarter 2014

Revenue

Net revenue for the first quarter of 2014 increased by 3% to $3,564 million (+4% at constant currency) compared to the first quarter of 2013. Organic revenue growth worldwide was 3%. Dialysis services revenue grew by 4% to $2,782 million (+5% at constant currency) and dialysis product revenue decreased by 1% to $782 million (flat at constant currency) compared to the first quarter of 2013.

North America revenue for the first quarter of 2014 increased by 5% to $2,393 million. Organic revenue growth was 4%. Dialysis services revenue grew by 5% to $2,201 million with a same store treatment growth of 3.3%. Dialysis product revenue increased by 5% to $192 million.

International revenue decreased by 1% to $1,161 million (+4% at constant currency). Organic revenue growth was 3%. Dialysis services revenue increased by 1% to $581 million (+8% at constant currency). Dialysis product revenue decreased by 2% to $580 million (-1% at constant currency).

Earnings

Operating income (EBIT) for the first quarter of 2014 decreased by 10% to $445 million compared to $493 million in the first quarter of 2013. Operating income for North America for the first quarter of 2014 decreased by 8% to $336 million compared to $366 million in the first quarter of 2013. In the International segment, operating income for the first quarter of 2014 decreased by 6% to $180 million compared to $192 million in the first quarter of 2013.

Net interest expense for the first quarter of 2014 was $96 million, compared to $104 million in the first quarter of 2013.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first quarter of 2014 was $205 million, a decrease of 9% compared to the corresponding number of $225 million for the first quarter of 2013.

Income tax expense was $102 million for the first quarter of 2014 which translates into an effective tax rate of 29.1%. This compares to income tax expense of $129 million and a tax rate of 33.2% for the first quarter of 2013.

Basic earnings per ordinary share (EPS) for the first quarter of 2014 was $0.68, a decrease of 7% compared to the corresponding number for the first quarter of 2013. The weighted average number of shares outstanding for the first quarter of 2014 was approximately 301.5 million shares, compared to 306.7 million shares for the first quarter of 2013. The decrease in shares outstanding resulted from last year`s share buy-back program, partially offset by stock option exercises in the past twelve months.

Cash flow

In the first quarter of 2014, the company generated $112 million in net cash provided by operating activities, a decrease of 64% compared to the corresponding figure of last year and representing 3% of revenue.

A total of $197 million was spent for capital expenditures, net of disposals. Free cash flow was -$85 million compared to $169 million in the first quarter of 2013.

A total of $135 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was -$220 million, compared to $98 million in the first quarter of 2013.

Employees

As of March 31, 2014, Fresenius Medical Care had 91,542 employees (full-time equivalents) worldwide, compared to 86,855 employees at the end of March 2013. This increase of more than 4,500 employees was attributable to our continued organic growth as well as to acquisitions.

Balance sheet structure

The company´s total assets were $23,423 million (Dec. 31, 2013: $23,120 million), an increase of 1%. Current assets increased by 3% to $6,497 million (Dec. 31, 2013: $6,287 million). Non-current assets were $16,926 million (Dec. 31, 2013: $16,833 million), an increase of 1%. Total equity increased by 2% to $9,680 million (Dec. 31, 2013: $9,485 million). The equity ratio was 41%, unchanged compared to the ratio at the end of 2013. Total debt was $8,609 million (Dec. 31, 2013: $8,417 million). As of March 31, 2014, the debt/EBITDA ratio was 2.9 (Dec. 31, 2013: 2.8).

Please refer to the attachments for a complete overview of the results for the first quarter 2014 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Changes in management board

On March 12, 2014, the company announced the resignations of Prof. Emanuele Gatti, and Dr. Rainer Runte, both effective March 31, 2014, from the general partner’s management board. Dr. Gatti’s position on the management board and duties relating to Europe, Middle East and Africa have been assumed by Mr. Wehner, effective April 1, 2014, while Latin America region management duties have been assumed by Mr. John Anderson who reports directly to CEO Mr. Powell. Until such time as a permanent successor to Dr. Runte is named, Mr. David Kembel, chief compliance officer for Fresenius Medical Care North America, has assumed Dr. Runte’s responsibilities for Global Compliance on an interim basis and CEO Mr. Powell, as the chairman of the management board, has assumed Dr. Runte’s remaining responsibilities, until the search for a General Counsel is complete.

Long-term revenue target

On April, 4 Fresenius Medical Care announced its long-term financial target for 2020. Based on revenue of $14.6 billion in fiscal year 2013, the company has set its ambitious revenue guidance for 2020 at $28 billion. This represents a cumulative average growth rate of around 10% per annum (CAGR) between 2015 and 2020 and a near doubling of revenue compared to 2013. Over the same period the company expects a high single digit increase in net income and EPS.

Fresenius Medical Care’s world-leading position in the dialysis industry has been built on its vision and capabilities in developing innovations that shape the future of treatment for patients. Fresenius Medical Care will continue to develop innovative products focused on quality outcomes for the patient while expanding the company’s dialysis products and services around the world. In addition to strong growth in the underlying business of dialysis products and services, Fresenius Medical Care sees significant potential in a business area it began developing some years ago and now calls Care Coordination. Care Coordination is an extension of the company’s renal care for its patients and currently includes e.g. vascular care, laboratory and pharmacy businesses. By further integrating those services in the U.S. into the existing core business and thereby creating a high-performance renal network including risk based models and by the development of chronic care centers in the International segment, the company expects a significant improvement of patient care outcomes. Fresenius Medical Care plans to build this business segment and expects revenue from Care Coordination to grow from 3% of total revenue in 2013 to about 18% in 2020.

Outlook

The company expects revenue to be at around $15.2 billion in 2014, translating into a growth rate of around 4%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.0 billion and $1.05 billion in 2014. The company initiated a global efficiency program designed to enhance the company’s performance over a multi-year period. Potential cost savings before income taxes of up to $60 million generated from this program are not included in the outlook for 2014.

For 2014, the company expects to spend around $900 million on capital expenditures and around $400 million on acquisitions. The debt/EBITDA ratio is expected to be equal to or below 3.0 by the end of 2014.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter 2014 on Tuesday, May 6, 2014, at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,263 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,570 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended March 31
in US$ million, except share data, unaudited	2014	2013	Change

Dialysis care revenue	2,845	2,742	3.8%
Less: patient service bad debt provision	63	64	-0.8%
Net dialysis care revenue	2,782	2,678	3.9%
Dialysis products revenue	782	786	-0.6%
Total net revenue	3,564	3,464	2.9%

Costs of revenue	2,482	2,354	5.4%
Gross profit	1,082	1,110	-2.5%
Selling, general and administrative	620	593	4.7%
Gain on sale of dialysis clinics	(0)	(1)	-99.8%
Research and development	30	30	-1.1%
Income from equity method investees	(13)	(5)	160.4%
Operating income (EBIT)	445	493	-9.8%

Interest income	(16)	(11)	45.6%
Interest expense	112	115	-2.7%
Interest expense, net	96	104	-7.6%
Income before taxes	349	389	-10.4%
Income tax expense	102	129	-21.5%
Net income	247	260	-4.9%
Less: Net income attributable to noncontrolling interests	42	35	21.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	205	225	-8.9%

Operating income (EBIT)	445	493	-9.8%
Depreciation and amortization	167	157	6.9%
EBITDA	612	650	-5.8%
EBITDA margin	17.2%	18.8%

Weighted average number of shares
Ordinary shares	301,491,046	302,773,218
Preference shares	—	3,973,333

Basic earnings per ordinary share	$0.68	$0.74	-7.3%
Basic earnings per ordinary ADS	$0.34	$0.37	-7.3%

In percent of revenue
Cost of revenue	69.6%	68.0%
Gross profit	30.4%	32.0%
Operating income (EBIT)	12.5%	14.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	5.8%	6.5%

Segment and other information

	Three months ended March 31
unaudited	2014	2013	Change

Total
Revenue in US$ million	3,564	3,464	2.9%
Operating income (EBIT) in US$ million	445	493	-9.8%
Operating income margin in %	12.5%	14.2%
Days sales outstanding (DSO)	74	76
Employees (full-time equivalents)	91,542	86,855

North America
Revenue in US$ million	2,393	2,287	4.6%
Operating income (EBIT) in US$ million (1)	336	366	-8.3%
Operating income margin in % (1)	14.0%	16.0%
Revenue per treatment in US$	355	351	1.2%
Cost per treatment in US$	299	288	3.6%
Days sales outstanding (DSO)	56	54

U.S.
Revenue per treatment in US$	363	359	1.1%
Cost per treatment in US$	305	294	3.6%

International
Revenue in US$ million	1,161	1,169	-0.7%
Operating income (EBIT) in US$ million (1)	180	192	-5.8%
Operating income margin in % (1)	15.5%	16.4%
Revenue per treatment in US$	156	163	-4.2%
Growth at constant currency	2.7%	3.0%
Days sales outstanding (DSO)	107	116

Corporate
Revenue in US$ million	10	8	22.1%
Operating income (EBIT) in US$ million (1)	(71)	(65)	10.5%

(1) In 2013 certain items, in the net aggregate amount of $5,006, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year’s presentation.

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended March 31
in US$ million, unaudited	2014	2013
Segment information North America (1)
Net revenue	2,393	2,287
Costs of revenue and research and development	1,714	1,570
Selling, general and administrative	354	355
Income from equity method investees	(11)	(4)
Costs of revenue and operating expenses	2,057	1,921
Operating income (EBIT)	336	366
Operating income margin	14.0%	16.0%

Reconciliation of net cash provided by operating activities to EBITDA (2)
Total EBITDA	612	650
Interest expense, net	(96)	(104)
Income tax expense	(102)	(129)
Change in working capital and other non-cash items	(302)	(102)
Net cash provided by operating activities	112	315

Annualized EBITDA
Operating income (EBIT)	2,208	2,209
Depreciation and amortization	659	616
Non-cash charges	67	68
Annualized EBITDA	2,934	2,893

(1) In 2013 certain items relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year’s presentation.

(2) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Balance sheet

	March 31	December 31
in US$ million, except debt/EBITDA ratio	2014	2013
	(unaudited)	(audited)
Assets
Current assets	6,497	6,287
Intangible assets	12,380	12,416
Other non-current assets	4,546	4,417
Total assets	23,423	23,120

Liabilities and equity
Current liabilities	3,447	3,554
Long-term liabilities	9,664	9,433
Noncontrolling interests subject to put provisions	632	648
Total equity	9,680	9,485
Total liabilities and equity	23,423	23,120

Equity/assets ratio	41%	41%

Debt
Short-term borrowings	157	97
Short-term borrowings from related parties	135	62
Current portion of long-term debt and capital lease obligations	301	511
Long-term debt and capital lease obligations, less current portion	8,016	7,747
Total debt	8,609	8,417

Debt/EBITDA ratio	2.9	2.8

Cash flow statement

	Three months ended March 31
in US$ million, unaudited	2014	2013
Operating activities
Net income	247	260
Depreciation / amortization	167	157
Change in working capital and other non-cash items	(302)	(102)
Net cash provided by operating activities	112	315
In percent of revenue	3.2%	9.1%

Investing activities
Purchases of property, plant and equipment	(200)	(147)
Proceeds from sale of property, plant and equipment	3	1
Capital expenditures, net	(197)	(146)

Free cash flow	-85	169
In percent of revenue	-2.4%	4.9%

Acquisitions, net of cash acquired, and purchases of intangible assets	(137)	(72)
Proceeds from divestitures	2	1
Acquisitions, net of divestitures	(135)	(71)
Free cash flow after investing activities	(220)	98

Revenue development

in US$ million, unaudited	2014	2013	Change	Change in cc	Organic growth	Same store growth(1)

Three months ended March 31
Total revenue	3,564	3,464	2.9%	4.3%	3.2%
Dialysis products	782	786	-0.6%	0.3%	0.2%
Net dialysis care	2,782	2,678	3.9%	5.4%	4.1%	3.7%

North America	2,393	2,287	4.6%	4.6%	3.5%
Dialysis products	192	183	4.7%	4.7%	4.8%
Net dialysis care	2,201	2,104	4.6%	4.6%	3.4%	3.3%

International	1,161	1,169	-0.7%	3.5%	2.5%
Dialysis products	580	595	-2.5%	-1.2%	-1.5%
Net dialysis care	581	574	1.2%	8.4%	6.7%	4.5%

Regional development
North America	2,393	2,287	4.6%	4.6%	3.5%
Europe/Middle East/Africa	732	716	2.2%	1.6%	0.5%
Latin America	186	202	-7.9%	12.8%	10.5%
Asia-Pacific	243	251	-3.1%	1.5%	1.8%
Corporate	10	8	22.1%	18.0%

(1) same store growth = organic growth less price effects

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures product business

in US$ million, unaudited	2014	2013	Change	Change in cc

Three months ended March 31
Total product revenue	1,091	1,079	1.0%	2.4%
Less internal revenue	(309)	(293)	5.3%	8.0%
Total external revenue	782	786	-0.6%	0.3%

North America	387	370	4.7%	4.7%
Less internal revenue	(195)	(187)	4.7%	4.7%
Total North America external revenue	192	183	4.7%	4.7%

International	694	701	-1.1%	1.1%
Less internal revenue	(114)	(106)	6.3%	13.7%
Total International external revenue	580	595	-2.5%	-1.2%

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures service business

	Three months ended March 31, 2014
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,263	3%	20	270,570	3%	10,105,141	4%

North America	2,142	2%	12	171,123	2%	6,375,198	4%

International	1,121	3%	8	99,447	5%	3,729,943	6%
Europe/Middle East/Africa	637	4%	5	52,264	6%	1,955,502	6%
Latin America	231	2%	1	29,051	6%	1,110,609	7%
Asia-Pacific	253	2%	2	18,132	3%	663,832	3%

Quality data

	North America		Europe/Middle East/ Africa		Asia-Pacific
in % of patients	Q4 2013	Q1 2014	Q4 2013	Q1 2014	Q4 2013	Q1 2014

Clinical Performance
Single Pool Kt/v > 1.2	97	97	96	96	97	96
No catheter (> 90 days)	83	83	83	83	92	92
Hemoglobin = 10-12 g/dl	73	75	60	60	58	59
Hemoglobin = 10-13 g/dl	78	81	77	78	66	68
Albumin > 3.5 g/dl(1)	85	86	89	88	91	91
Phosphate < 5.5 mg/dl	65	66	78	77	68	70
Calcium = 8.4-10.2 mg/dl	83	84	79	80	75	75
Hospitalization days(2)	9.4	9.4	9.5	9.4	4.1	4.2

Demographics
Average age (in years)	62	62	63	63	64	62
Average time on dialysis (in years)	4.0	4.0	5.3	5.2	4.7	4.7
Average body weight (in kg)	82	82	72	72	60	60
Prevalence of diabetes (in%)	58	59	28	28	38	38

(1) International standard BCR CRM470

(2) 12 months ending March 31

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.fmc-ag.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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